SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS UK WINTER CAPACITY BY 16%

GOVT'S £11 TOURIST TAX DEVASTATES TOURISM

STANSTED WINTER CAPACITY CUT BY 17%

Ryanair, the world's favourite airline, today (29th June) announced it will cut UK winter capacity by 16% from November with the loss of over 2m passengers at UK airports this winter (vs. winter '09) as the UK govt's £11 tourist tax continues to damage British traffic, tourism and jobs.

Winter capacity at London Stansted will also be cut by 17% from November.  Ryanair will base 22 a/c in Stansted this winter (24 last winter) with 135 fewer weekly frequencies and a loss of up to 1.5m passengers at Stansted between November and March 2011.

Ryanair will switch these London based aircraft to other European bases where govts have scrapped tourist taxes and reduced passenger charges, in some case to zero, in order to grow tourism and traffic.  Ryanair will also cut winter flights at most of its other UK bases, except Edinburgh and Leeds Bradford.

BAA TRAFFIC COLLAPSES WHILE RYANAIR GROWS

Traffic	BAA	Ryanair
Jan - May '09	40m	24m
Jan-May '10	38m	27m
Change	-2.6m	+3.0m

Ryanair called on the UK govt to scrap its £11 APD and published independent (RDC Aviation) analysis showing that tourist taxes have caused steep tourism declines in the UK while seat capacity (and traffic) grew strongly in those EU countries which have scrapped these tourist taxes.

Announcing these cutbacks in London, Michael O'Leary said:

"Sadly UK traffic and tourism continues to collapse while Ryanair continues to grow rapidly in those countries which welcome tourists instead of taxing them.  Ryanair's 16% UK capacity cutback, 17% cut at Stansted, shows just how much the UK's tourist tax and the BAA's high airport charges are damaging UK tourism and the British economy generally.

"Independent capacity analysis shows that growth has returned to the Belgian, Dutch and Spanish markets after their governments scrapped tourist taxes and/or reduced airport charges, in some cases to zero, in order to stimulate tourism and jobs.

"Today's cutbacks underline the urgent need to, (a) break-up the high cost BAA Airport Monopoly (as recommended by the Competition Commission) and (b) scrap the damaging £11 tourist tax which has caused UK traffic to collapse over the past two years."

Ends.                                                    Tuesday, 29th June 2010

For further information

Please contact:                                   Stephen McNamara              Pauline McAlester
                                                            Ryanair Ltd                            Murray Consultants
                                                            Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary